Exhibit (a)(1)(J)

             SCHNEIDER ELECTRIC WAIVES CONDITION; TENDER OFFER FOR
                   SHARES OF BEI TECHNOLOGIES, INC. EXTENDED

Rueil-Malmaison, France - 9-27-2005--Schneider Electric SA (Euronext: SCHN) today announced that Beacon Purchaser Corporation's offer to purchase all of the outstanding shares of common stock of BEI Technologies, Inc. (Nasdaq: BEIQ) at a price of $35.00 per share is being amended to reflect the waiver of a condition to the offer relating to the receipt by BEI of certain confirmations from the Defense Security Service of the U.S. Department of Defense.
This condition was the sole remaining regulatory condition to the offer, though certain other conditions remain. Beacon Purchaser Corporation is an indirect wholly owned subsidiary of Schneider Electric.

Schneider Electric also announced that, in light of this waiver and pursuant to federal securities regulations, the offer has been extended until midnight, New York City time, on Monday, October 3, 2005. BEI has consented to the foregoing extension. Assuming that the remaining conditions to the offer, including the minimum condition, are satisfied at the time of such expiration, Schneider Electric expects that it will promptly accept for payment all shares then tendered.

The tender offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Wednesday, September 28, 2005 and is being extended at this time to permit an earlier closing than would have been permitted if the extension had been delayed until following the current expiration date. Schneider Electric noted that accordingly the following tender results, which reflect lower tender results than at the last extension of the offer, should be considered in the context that some shareholders may have been waiting to tender their shares on the day of the scheduled expiration of the offer.

Schneider Electric has been advised by American Stock Transfer & Trust Company, the depositary for the tender offer, that as of 5:00 p.m., New York City time, on Monday, September 26, 2005, stockholders of BEI had tendered into the tender offer 10,059,500 shares of BEI common stock, which represent approximately 66.9% of BEI's outstanding common stock. AST has also advised Schneider Electric that there are no outstanding notices of guaranteed delivery. In addition, 301,104 shares of restricted stock have also been deposited with the Depositary. These restricted shares are not included in the foregoing totals, as they may not be validly tendered in the tender offer and may only be purchased in a subsequent offering period or acquired through the merger.

The terms of the extended tender offer are identical to the terms of the original tender offer, as set forth in the offering materials filed with the Securities and Exchange Commission, except with respect to the extended expiration date of the tender offer. The terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by Schneider Electric and Beacon Purchaser with the SEC.

Requests for documents may be directed to Mackenzie Partners, Inc., the information agent for the tender offer, at 800-322-2885. American Stock Transfer & Trust Company is acting as depositary for the tender offer. The dealer manager for the tender offer is Merrill, Lynch, Pierce, Fenner & Smith Incorporated.

Notice To Investors
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer statement filed with the SEC on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other offer documents), the Solicitation/Recommendation Statement filed with the SEC on Schedule 14D-9 and the amendments to those documents contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are available to BEI Technologies, Inc. stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC's Website at http://www.sec.gov or by contacting Mackenzie Partners, the information agent, at 800-322-2885.

About Schneider Electric
Schneider Electric is the world's Power & Control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of (euro)10.4 billion in 2004 through the 13,000 sales outlets of its distributors.

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                    Investor Relations :           Media contact :                Media contact :
                    Schneider Electric             Schneider Electric             DGM
                    Alexandre Brunet               Veronique Moine                Michel Calzaroni
 Merlin Gerin                                                                     Olivier Labesse
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                    ISIN: FR0000121972